================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. __)


                                CENTERPULSE LTD.
                                ----------------
                                (Name of Issuer)


Registered Shares, par value CHF 30 per share                  Not Applicable*
---------------------------------------------                  ---------------
    (Title of class of securities)                              (CUSIP number)


                                   ERIC STUPP
                           C/O INCENTIVE CAPITAL LTD.
                                 BAARERSTRASSE 8
                              6301 ZUG, SWITZERLAND
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                OCTOBER 15, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                         (Continued on following pages)
                              (Page 1 of 16 pages)

================================================================================

---------------------
* There is no CUSIP Number assigned to the Registered Shares. CUSIP No. 152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd., which are quoted on the New York Stock Exchange under the symbol "CEP".

-------------------------------------------------------------                ------------------------------------------------------
CUSIP No. 152005104*                                                                                        Page 2 of 16
-------------------------------------------------------------                ------------------------------------------------------
------------- ----------------------------------------------- ---------------------------------------------------------------------
   1          NAME OF REPORTING PERSON:                                  INCENTIVE INVESTMENT (JERSEY) LTD.
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
------------- ---------------------------------------------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                            (A) [_]
                                                                                                                           (B) [X]
------------- ---------------------------------------------------------------------------------------------------------------------
   3          SEC USE ONLY

------------- -------------------------- ------------------------------------------------------------------------------------------
   4          SOURCE OF FUNDS:           AF, WC

------------- ---------------------------------------------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                          [_]
------------- -------------------------------------------------------------- ------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Jersey (UK)

----------------------- ------ --------------------------------------------- ------------------------------------------------------
    NUMBER OF             7    SOLE VOTING POWER:                            -0-
      SHARES
                        ------ --------------------------------------------- ------------------------------------------------------
   BENEFICIALLY           8    SHARED VOTING POWER:                          2,144,465
     OWNED BY
                        ------ --------------------------------------------- ------------------------------------------------------
       EACH               9    SOLE DISPOSITIVE POWER:                       -0-
    REPORTING
                        ------ --------------------------------------------- ------------------------------------------------------
   PERSON WITH           10    SHARED DISPOSITIVE POWER:                     2,144,465

------------- ---------------------------------------------------------------------------------------------------------------------
   11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  2,144,465

------------- ---------------------------------------------------------------------------------------------------------------------
   12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                           [_]

------------- ---------------------------------------------------------------------------------------------------------------------
   13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  18.1%

------------- ----------------------------------------------- ---------------------------------------------------------------------
   14         TYPE OF REPORTING PERSON:                       IV

------------- ----------------------------------------------- ---------------------------------------------------------------------




----------------------
* There is no CUSIP Number assigned to the Registered Shares. CUSIP No.
152005104 has been assigned to the American Depositary Shares of Centerpulse
Ltd., which are quoted on the New York Stock Exchange under the symbol "CEP".


                                       2

-------------------------------------------------------------                ------------------------------------------------------
CUSIP No. 152005104*                                                                                       Page 3 of 16
-------------------------------------------------------------                ------------------------------------------------------

------------- ----------------------------------------------- ---------------------------------------------------------------------
   1          NAME OF REPORTING PERSON:                                  INCENTIVE CAPITAL LTD.
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
------------- ---------------------------------------------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                            (A) [_]
                                                                                                                           (B) [X]
------------- ---------------------------------------------------------------------------------------------------------------------
   3          SEC USE ONLY

------------- -------------------------- ------------------------------------------------------------------------------------------
   4          SOURCE OF FUNDS:           AF, WC

------------- ---------------------------------------------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                          [_]
------------- -------------------------------------------------------------- ------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Switzerland

----------------------- ------ --------------------------------------------- ------------------------------------------------------
    NUMBER OF             7    SOLE VOTING POWER:                            -0-
      SHARES
                        ------ --------------------------------------------- ------------------------------------------------------
   BENEFICIALLY           8    SHARED VOTING POWER:                          2,144,465
     OWNED BY
                        ------ --------------------------------------------- ------------------------------------------------------
       EACH               9    SOLE DISPOSITIVE POWER:                       -0-
    REPORTING
                        ------ --------------------------------------------- ------------------------------------------------------
   PERSON WITH           10    SHARED DISPOSITIVE POWER:                     2,144,465

------------- ---------------------------------------------------------------------------------------------------------------------
   11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   2,144,465

------------- ---------------------------------------------------------------------------------------------------------------------
   12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                           [_]

------------- ---------------------------------------------------------------------------------------------------------------------
   13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  18.1%

------------- ----------------------------------------------- ---------------------------------------------------------------------
   14         TYPE OF REPORTING PERSON:                       IV

------------- ----------------------------------------------- ---------------------------------------------------------------------




----------------------
* There is no CUSIP Number assigned to the Registered Shares. CUSIP No.
152005104 has been assigned to the American Depositary Shares of Centerpulse
Ltd., which are quoted on the New York Stock Exchange under the symbol "CEP".


                                       3

-------------------------------------------------------------                ------------------------------------------------------
CUSIP No. 152005104*                                                                                         Page 4 of 16
-------------------------------------------------------------                ------------------------------------------------------

------------- ----------------------------------------------- ---------------------------------------------------------------------
   1          NAME OF REPORTING PERSON:                                            INCENTIVE ASSET MANAGEMENT LTD.
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
------------- ---------------------------------------------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                            (A) [_]
                                                                                                                           (B) [X]
------------- ---------------------------------------------------------------------------------------------------------------------
   3          SEC USE ONLY

------------- -------------------------- ------------------------------------------------------------------------------------------
   4          SOURCE OF FUNDS:           AF

------------- ---------------------------------------------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                          [_]
------------- -------------------------------------------------------------- ------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Switzerland

----------------------- ------ --------------------------------------------- ------------------------------------------------------
    NUMBER OF             7    SOLE VOTING POWER:                            -0-
      SHARES
                        ------ --------------------------------------------- ------------------------------------------------------
   BENEFICIALLY           8    SHARED VOTING POWER:                          -0-
     OWNED BY
                        ------ --------------------------------------------- ------------------------------------------------------
       EACH               9    SOLE DISPOSITIVE POWER:                       -0-
    REPORTING
                        ------ --------------------------------------------- ------------------------------------------------------
   PERSON WITH           10    SHARED DISPOSITIVE POWER:                     2,218,635

------------- ---------------------------------------------------------------------------------------------------------------------
   11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   2,218,635

------------- ---------------------------------------------------------------------------------------------------------------------
   12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                           [_]

------------- ---------------------------------------------------------------------------------------------------------------------
   13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   18.8 %

------------- ----------------------------------------------- ---------------------------------------------------------------------
   14         TYPE OF REPORTING PERSON:                       IA

------------- ----------------------------------------------- ---------------------------------------------------------------------





----------------------
* There is no CUSIP Number assigned to the Registered Shares. CUSIP No.
152005104 has been assigned to the American Depositary Shares of Centerpulse
Ltd., which are quoted on the New York Stock Exchange under the symbol "CEP".


                                       4

-------------------------------------------------------------                ------------------------------------------------------
CUSIP No. 152005104*                                                                                       Page 5 of 16
-------------------------------------------------------------                ------------------------------------------------------

------------- ----------------------------------------------- ---------------------------------------------------------------------
   1          NAME OF REPORTING PERSON:                       MR. RENE BRAGINSKY
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
------------- ---------------------------------------------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                            (A) [_]
                                                                                                                           (B) [X]
------------- ---------------------------------------------------------------------------------------------------------------------
   3          SEC USE ONLY

------------- -------------------------- ------------------------------------------------------------------------------------------
   4          SOURCE OF FUNDS:           AF, PF

------------- ---------------------------------------------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                          [_]
------------- -------------------------------------------------------------- ------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Switzerland

----------------------- ------ --------------------------------------------- ------------------------------------------------------
    NUMBER OF             7    SOLE VOTING POWER:                            6,203
      SHARES
                        ------ --------------------------------------------- ------------------------------------------------------
   BENEFICIALLY           8    SHARED VOTING POWER:                          -0-
     OWNED BY
                        ------ --------------------------------------------- ------------------------------------------------------
       EACH               9    SOLE DISPOSITIVE POWER:                       6,203
    REPORTING
                        ------ --------------------------------------------- ------------------------------------------------------
   PERSON WITH           10    SHARED DISPOSITIVE POWER:                     2,218,635

------------- ---------------------------------------------------------------------------------------------------------------------
   11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   2,224,838

------------- ---------------------------------------------------------------------------------------------------------------------
   12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                           [_]

------------- ---------------------------------------------------------------------------------------------------------------------
   13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   18.8 %

------------- ----------------------------------------------- ---------------------------------------------------------------------
   14         TYPE OF REPORTING PERSON:                       IN

------------- ----------------------------------------------- ---------------------------------------------------------------------





----------------------
* There is no CUSIP Number assigned to the Registered Shares. CUSIP No. 152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd., which are quoted on the New York Stock Exchange under the symbol "CEP".

Item 1.         Security and Issuer.

           This statement of beneficial ownership on Schedule 13D under the Securities Exchange Act of 1934, as amended (the "Act"), relates to the Registered Shares, par value CHF 30 per share, of Centerpulse Ltd., a company incorporated with limited liability under the laws of Switzerland (the "Issuer"). The Registered Shares trade on the Swiss Exchange and other European exchanges and American Depository Shares ("ADSs") for Registered Shares trade on the New York Stock Exchange under the symbol "CEP". Each ADS represents 0.1 Registered Share. The address of the principal executive offices of the Issuer is Andreasstrasse 15, CH-8050 Zurich, Switzerland.


Item 2.         Identity and Background.

                (a) Name of Persons filing this Statement (the "Reporting Persons"):

                      InCentive Investment (Jersey) Ltd., a Jersey (UK) corporation ("InCentive Jersey")

                      InCentive Capital Ltd., a Swiss corporation ("InCentive Capital")

                      InCentive Asset Management Ltd., a Swiss corporation ("InCentive Asset Management")

                      Mr. Rene Braginsky ("Mr. Braginsky")

                 (b) - (c) and (f):

                     InCentive Jersey is a corporation organized under the laws of Jersey (UK) and a wholly owned subsidiary of InCentive Capital. The principal business of InCentive Jersey is to invest directly and indirectly in various companies. The business address of InCentive Jersey, which also serves as its principal office, is Lister House, The Parade, St. Helier. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the directors and executive officers of InCentive Jersey is set forth on Schedule A hereto.

                     InCentive Capital is a corporation organized under the laws of Switzerland, the principal business of which is to invest, directly and indirectly, in securities of publicly and privately owned companies. InCentive Capital is an investment company listed on the Swiss Exchange. The business address of InCentive Capital, which also serves as its principal office, is Baarerstrasse 8, 6301 Zug, Switzerland. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the directors and executive officers of InCentive Capital is set forth on Schedule B hereto.

                     InCentive Asset Management is a corporation organized under the laws of Switzerland. InCentive Asset Management's sole shareholder is Mr. Braginsky. The principal business of InCentive Asset Management is to manage the assets and investments of various customers, including InCentive Capital. The business address of InCentive Asset Management, which also serves as its principal office, is Toedistrasse 36, 8002 Zurich, Switzerland. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the directors and executive officers of InCentive Asset Management is set forth on Schedule C hereto.

                     Mr. Braginsky serves as the Chief Executive Officer and a delegate of the Board of Directors of InCentive Capital. He is also the Chief Executive Officer and a delegate of the Board of Directors of InCentive Asset Management. Mr. Braginsky also serves as a director on the Board of Directors of the Issuer. The business address of Mr. Braginsky is c/o Incentive Asset Management Ltd., Toedistrasse 36, 8002 Zurich, Switzerland. Mr. Braginsky is a citizen of Switzerland.

                (d) None of the Reporting Persons or persons listed on Schedules A through C hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e) None of the Reporting Persons or persons listed on Schedules A through C hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.

           As of October 15, 2002, InCentive Jersey had acquired in the aggregate a net of 1,572,209 Registered Shares. These Registered Shares were acquired over several years mainly as an initial investment in the Issuer in 1999, as dividends in kind from it's initial investment and in numerous other transactions in the normal course of InCentive Jersey's investment activities.

           On October 15, 2002, InCentive Jersey acquired approximately 280,000 additional Registered Shares as a result of (i) the exercise of transferable subscription rights received by InCentive Jersey in an offering to all shareholders of the Issuer as part of a capital increase of the Issuer (the "Offering"), as previously publicly disclosed by the Issuer and described in
Item 6 below, (ii) an underwriting by InCentive Capital of such Offering, as described in Items 4 and 6 below and (iii) the purchase and subsequent exercise of additional subscription rights from other shareholders of the Issuer. In addition to such holdings of Registered Shares, InCentive Jersey on October 15, 2002, held several long call options (physical settlement) covering an aggregate of 572,256 Registered Shares and had granted several short put options (physical settlement) covering an aggregate of 425,307 Registered Shares, all entered into in the normal course of InCentive Jersey's investment activities. Acquisition of all these shares and options was funded by working capital of InCentive Jersey and by loans to InCentive Jersey made by InCentive Capital.

           The Management Registered Shares referred to in Item 5 below were acquired by InCentive Asset Management with funds provided by the either customers of InCentive Asset Management that own such shares. The 6,203 Registered Shares referred to in Item 5 below were acquired by Mr. Braginsky in a series of transactions with personal funds.

           Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the source and amount of funds used in the acquisition of beneficial ownership of Registered Shares by the directors and executive officers of the Reporting Persons is set forth on Schedules A through C hereto.

Item 4.         Purpose of Transaction.

           InCentive Capital is in the business of investing primarily in securities of publicly traded and privately owned companies, and its investment philosophy is to act as a catalyst for change in companies that it considers undervalued or to have potential for substantial growth through strategic transactions, including mergers, acquisitions or restructuring. InCentive Jersey has acquired, and currently holds, the Registered Shares for investment purposes in the normal course of its investment program and not with the purpose of causing the Issuer to engage in any of the merger, acquisition, restructuring or other transactions referred to in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. The acquisitions of Registered Shares by InCentive Jersey in connection with the Offering were done to avoid a dilution of InCentive Jersey's investment in the Issuer and as part of InCentive Capital's investment program. The Issuer, as it has recently disclosed publicly, has received from time to time in the last year indications of interest or proposals from third parties to engage in acquisitions, business combinations or other extraordinary transactions and, while not engaged in negotiating any such transactions currently, is prepared to consider such opportunities. The Reporting Persons would likewise consider such opportunities and may participate with the Issuer in pursuing one or more such opportunities. The Reporting Persons' plans with regard to the Issuer are subject to change at any time and the Reporting Persons reserve the right to seek to cause the Issuer to enter into, or to participate, in a transaction of such nature.

           InCentive Jersey and the other Reporting Persons may acquire additional securities of the Issuer or dispose of securities of the Issuer at any time and from time to time in the open market or otherwise.

           Mr. Braginsky is a member of the Board of Directors of the Issuer, and, as such, may be in a position to influence the management of the Issuer and may participate in planning and decision-making on the part of the Issuer that may involve transactions of the kind referred to in clauses (a) through (j) of Items 4 of Schedule 13D of the Act.

            Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the purpose of transaction by the directors and executive officers of the Reporting Persons is set forth on Schedules A through C hereto.

Item 5.         Interest in Securities of the Issuer.

         (a) and (b)

           As of the date hereof, the Reporting Persons collectively beneficially own (or are deemed, for purposes of Regulation 13D-G, to beneficially own) in the aggregate 2,224,838 Registered Shares, representing 18.8% of the outstanding Registered Shares of the Issuer (based on 11,830,645 Registered Shares believed by the Reporting Persons to be outstanding as of October 15, 2002). Included among the Registered Shares so beneficially owned by the Reporting Persons are (i) 1,572,209 Registered Shares owned directly by

InCentive Jersey and 572,256 additional Registered Shares for which InCentive Jersey has call options (physical settlement), (ii) 74,170 Registered Shares held by entities other than InCentive Jersey or InCentive Capital for which InCentive Asset Management provides investment management services and, as a result of such services, has dispositive power with respect to such Registered Shares (the "Management Registered Shares") and (iii) 6,203 Registered Shares owned directly by Mr. Braginsky.

           Pursuant to an Investment Management Agreement, dated October 31, 2000, between InCentive Capital and InCentive Asset Management (the "Management Agreement"), InCentive Asset Management is commissioned with the management of the assets of InCentive Capital. In particular, InCentive Asset Management is mandated to identify and evaluate investment opportunities, to execute investment and divestment decisions made by InCentive Capital, to manage cash and cash equivalent resources and create performance reports. InCentive Asset Management performs these functions in accordance with the guidelines of InCentive Capital and under its ultimate management. The Management Agreement is terminable by InCentive Capital upon notice to InCentive Asset Management. As a result, InCentive Asset Management has (or is deemed to have, for purposes of Regulation 13D-G) dispositive power with respect to the Registered Shares of the Issuer held by InCentive Jersey; however, InCentive Asset Management has not been given authority under the Management Agreement to vote the Registered Shares held by InCentive Jersey. InCentive Jersey is responsible to vote the Registered Shares and other securities held by it. As a result, InCentive Jersey, InCentive Capital and InCentive Asset Management share (or are deemed, for purposes of Regulation 13D-G, to share) the power to dispose of the Registered Shares owned by InCentive Jersey, and InCentive Jersey and InCentive Capital share (or are deemed, for purposes of Regulation 13D-G, to share) voting power with respect to the Registered Shares of the Issuer beneficially owned by InCentive Jersey.

           InCentive Asset Management manages assets for several customers in addition to InCentive Capital and its affiliates. These customers collectively own 74,170 Registered Shares, referred to as the Management Registered Shares above. As a result of certain arrangements with these customers, InCentive Asset Management has the power to dispose of the Management Registered Shares and thus beneficially owns (or is deemed, for purposes of Regulation 13D-G, to beneficially own) an additional 74,170 Registered Shares.

           Mr. Braginsky, by virtue of his being the sole shareholder of InCentive Asset Management, may be deemed to beneficially own (for the purposes of Regulation 13D-G) the Registered Shares owned by InCentive Jersey over which InCentive Asset Management has management authority and the Management Registered Shares. Except insofar as Mr. Braginsky can control InCentive Asset Management as its sole shareholder, Mr. Braginsky does not have dispositive or voting power over the Registered Shares owned by InCentive Jersey or the Management Registered Shares and disclaims beneficial ownership of such shares. Mr. Braginsky directly owns 6,203 Registered Shares, which includes Registered Shares he purchased on October 15, 2002 in connection with the Offering to all shareholders by the Issuer. Mr. Braginsky has sole voting and dispositive power with respect to these 6,203 Registered Shares.

           Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the interest in securities of the Issuer of the directors and executive officers of the Reporting Persons is set forth on Schedules A through C hereto.

                (c) InCentive Jersey increased its holdings by 346,000 Registered Shares as part of the Offering made by the Issuer (which was consummated on October 15, 2002), through option contracts and in other normal trading transactions as referenced in Item 3 in the 60 day period proceeding October 15, 2002. As indicated on Schedules A through C hereto, certain of the directors and executive officers of the Reporting Persons participated in the Offering.

                (d) Not Applicable

                (e) Not Applicable


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           On September 30, 2002, the Issuer announced that it proposed to conduct a capital increase by means of an offering of transferable subscription rights, referred to above as the Offering, to its existing shareholders pursuant to which the existing holders of the Issuer's Registered Shares would have the right, pro rata in accordance with their holdings of Registered Shares, to subscribe to purchase for a nominal value of CHF 30 per share an aggregate of 1,822,408 newly issued Registered Shares (the "Offered Shares"). Holders of existing Registered Shares were allocated one preemptive right for each Registered Share held, and for every 11 preemptive rights, the holder was entitled to two Offered Shares at a price of CHF 140 each. Also on September 30, 2002, InCentive Capital, UBS AG ("UBS") and the Issuer entered into a Subscription and Underwriting Agreement pursuant to which, among other things, InCentive Capital agreed (i) to exercise its subscription right arising in the Offering in full and (ii) to underwrite the subscription of any Offered Shares not subscribed for by other rights holders up to such number of Offered Shares as correspond, together with such number of Offered Shares for which preemptive rights were exercised by InCentive Capital, to 1,428,571 Offered Shares, which is approximately 78% of the aggregate number of Offered Shares. Pursuant to such agreement, UBS also agreed to participate in the underwriting of the Offered Shares. The Issuer agreed to pay to InCentive Capital in consideration of its underwriting commitment a customary commission for each Registered Share InCentive Capital purchased pursuant to its underwriting commitment and a fee to cover InCentive Capital's expenses, as well as providing customary indemnity to InCentive Capital regarding its participation in the underwriting; however, because only a small number of Registered Shares were so purchased by InCentive Capital, as indicated above, only an immaterial payment was made to Incentive Capital on such account.

Item 7.         Materials to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement by and among InCentive Investment (Jersey) Ltd., InCentive Capital Ltd., InCentive Asset Management Ltd. and Mr. Rene Braginsky, dated as of November 15, 2002.

Exhibit 2 Form of Subscription and Underwriting Agreement, dated September 27, 2002 by and between Centerpulse Ltd., InCentive Capital Ltd. and UBS AG.

Exhibit 3 Investment Management Agreement, dated October 31, 2000, between InCentive Capital Ltd. and InCentive Asset Management Ltd.

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 INCENTIVE INVESTMENT (JERSEY) LTD

                                 By: /s/ Ben Warner
                                     ------------------------------------------
                                     Name: Ben Warner
                                     Title: Alternative Director to
                                            Michael Dee (Chairman)

                                 By: /s/ Dr. Marc C. Bruppacher
                                     ------------------------------------------
                                     Name: Dr. Marc C. Bruppacher
                                     Title: Director



                                 INCENTIVE CAPITAL LTD.

                                 By: /s/ Hans Kaiser
                                     ------------------------------------------
                                     Name: Hans Kaiser
                                     Title: Director

                                 By: /s/ Eric Stupp
                                     ------------------------------------------
                                     Name: Eric Stupp
                                     Title: Director



                                 INCENTIVE ASSET MANAGEMENT LTD.

                                 By: /s/ Paul Wyler
                                     ------------------------------------------
                                     Name: Paul Wyler
                                     Title: Director

                                 By: /s/ Dr. Raoul Bloch
                                     ------------------------------------------
                                     Name: Dr. Raoul Bloch
                                     Title: Member of management board



                                 RENE BRAGINSKY

                                 By: /s/ Rene Braginsky
                                     ------------------------------------------
                                     Name: Rene Braginsky

Date: November 15, 2002

                                  EXHIBIT INDEX

Exhibit No.                             Description of Exhibit
-----------                             ----------------------

Exhibit 1 Joint Filing Agreement by and among InCentive Investment (Jersey) Ltd., InCentive Capital Ltd., InCentive Asset Management Ltd. and Mr. Rene Braginsky,, dated as of November 15, 2002.

Exhibit 2 Form of Subscription and Underwriting Agreement, dated September 27, 2002 by and between Centerpulse Ltd., InCentive Capital Ltd. and UBS AG.

Exhibit 3 Investment Management Agreement, dated October 31, 2000, between InCentive Capital Ltd. and InCentive Asset Management Ltd.

                                   SCHEDULE A

           The name, position, citizenship, principal occupation and beneficial ownership of Registered Shares of Centerpulse of the directors and executive officers of InCentive Jersey are set forth below. The business address of each director and executive officer is c/o InCentive Investment (Jersey) Ltd., Lister House, The Parade, St. Helier.

NAME                     POSITION                 CITIZENSHIP       PRINCIPAL OCCUPATION               OWNERSHIP OF REGISTERED
                                                                                                       SHARES OF CENTERPULSE
------------------------ ------------------------ ----------------- ---------------------------------- ---------------------------
Michael Dee              Chairman of the                            Trust Officer
                                                                    Europlan Financial Services
                                                                    Lister House 35, The Parade
                                                                    St. Helier JE2 3QQ
                         Board of Directors       British           British Channel Island             -0-

Karl Otto Pohl           Director                 German            Retired                            7,091(1)

Rene Braginsky           Director                 Swiss             See Item 2                         See Items 3-5

Joel R. Mesznik          Director                 American          Consultant                         -0-
                                                                    Mesco Ltd.
                                                                    470 Main St., Suite 315
                                                                    Ridgefield, CT 06877

Dr. Marc C. Bruppacher   Director                 Swiss             Attorney                           -0-
                                                                    Bruppacher Hug & Partner
                                                                    Zollikerstrasse 58
                                                                    P.O. Box 186
                                                                    CH-8702 Zollikon, Switzerland



-------------------------
(1) Mr. Pohl beneficially owns 7,091 Registered Shares of Centerpulse, this includes the Registered Shares Mr. Pohl purchased in the Offering on October 15, 2002. Mr. Pohl used personal funds to purchase all of his Registered Shares. Mr. Pohl has sole voting and dispositive power over such shares. Mr. Pohl holds such Registered Shares for investment purposes and not with the purpose of causing the Issuer to engage in any of the merger, acquisition, restructuring or other transactions referred to in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act. It should be noted, however, that the possible activities of Mr. Pohl with regard to the Issuer are subject to change at any time and Mr. Pohl reserves the right to seek to cause the Issuer to enter into, or to participate, in a transaction of such nature.

                                   SCHEDULE B

           The name, position, citizenship, principal occupation and beneficial ownership of Registered Shares of Centerpulse of the directors and executive officers of InCentive Capital are set forth below. The business address of each director and executive officers c/o InCentive Capital Ltd., Baarerstrasse 8, 6301 Zug, Switzerland.


                                                                                              OWNERSHIP OF REGISTERED SHARES
NAME              POSITION                             CITIZENSHIP    PRINCIPAL OCCUPATION    OF CENTERPULSE
----------------- ------------------------------------ -------------- ----------------------- ----------------------------------
Karl Otto Pohl    Chairman of the Board of Directors   German         See Schedule A          See Schedule A

Rene Braginsky    Member, Chief Executive Officer
                  and delegate of the Board of
                  Directors                            Swiss          See Item 2              See Items 3-5

Joel R. Mesznik   Member                               American       See Schedule A          See Schedule A

Eric Stupp        Member                               Swiss          Attorney                4(2)
                                                                      Bar & Karrer
                                                                      Seefeldstrasse 19
                                                                      8024 Zurich
                                                                      Switzerland

Hans Kaiser       Member                               Swiss          Member                  32,284(3)
                                                                      InCentive Capital Ltd.






-------------------------
(2) Mr. Stupp beneficially owns 4 Registered Shares of Centerpulse. Mr. Stupp used personal funds to purchase such Registered Shares. Mr. Stupp has sole voting and dispositive power over such shares. Mr. Stupp holds such Registered Shares for investment purposes and not with the purpose of causing the Issuer to engage in any of the merger, acquisition, restructuring or other transactions referred to in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act. It should be noted, however, that the possible activities of Mr. Stupp with regard to the Issuer are subject to change at any time and Mr. Stupp reserves the right to seek to cause the Issuer to enter into, or to participate, in a transaction of such nature.


(3) Mr. Kaiser beneficially owns 32,284 Registered Shares of Centerpulse, this includes the Registered Shares he purchased in the Offering on October 15, 2002. Mr. Kaiser used personal funds to purchase such Registered Shares. Mr. Kaiser has sole voting and dispositive power over such shares. Mr. Kaiser holds such Registered Shares for investment purposes and not with the purpose of causing the Issuer to engage in any of the merger, acquisition, restructuring or other transactions referred to in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act. It should be noted, however, that the possible activities of Mr. Kaiser with regard to the Issuer are subject to change at any time and Mr. Kaiser reserves the right to seek to cause the Issuer to enter into, or to participate, in a transaction of such nature.

                                   SCHEDULE C

           The name, position, citizenship, principal occupation and beneficial ownership of Registered Shares of Centerpulse of the directors and executive officers of InCentive Asset Management are set forth below. The business address of each director and executive officer c/o InCentive Asset Management Ltd., Toedistrasse 36 8002 Zurich, Switzerland.

NAME                    POSITION                     CITIZENSHIP    PRINCIPAL OCCUPATION           OWNERSHIP OF REGISTERED
                                                                                                   SHARES OF CENTERPULSE
----------------------- ---------------------------- -------------- ------------------------------ ----------------------------
Karl Otto Pohl          Chairman                     German         See Schedule A                 See Schedule A

Rene Braginsky          Member, CEO and delegate     Swiss          See Items 2                    See Items 3-5
                        of the Board of Directors

Alexander I. de Beer    Member                       Swiss          Attorney                       -0-
                                                                    de Beer Rechtsanwalte
                                                                    Schlossbergstrasse 22
                                                                    8702 Zollikon, Switzerland

Paul Wyler              Member                       Swiss          Chief Executive Officer        -0-
                                                                    Creavent Ltd.
                                                                    Toedistrasse 36
                                                                    8002 Zurich, Switzerland











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